Exhibit 107

Calculation of Filing Fee Table

424(b)(2)

American Tower Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.200% Senior Notes due 2029	457(r)	$650,000,000	99.638%	$647,647,000	$147.60 per $1 million	$95,592.70
Fees to Be Paid	Debt	5.450% Senior Notes due 2034	457(r)	$650,000,000	99.285%	$645,352,500	$147.60 per $1 million	$95,254.03

(1)

The maximum aggregate offering price of the offering related to the prospectus supplement dated March 4, 2024 to the prospectus dated June 1, 2022, to which this Exhibit 107 is attached, is $1,292,999,500.